BRF S.A.

Publicly-Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

MINUTES OF THE ORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON MARCH 24, 2022

1. Date, Time and Place: Held on March 24, 2022, at 10 a.m., at the BRF S.A.'s office ("Company") located at Avenida Dra. Ruth Cardoso, 8501, 1st floor, Pinheiros, Zip Code 05425-000, City of São Paulo, State of São Paulo.

2. Call and Attendance: Call duly carried out pursuant to article 21 of the Company's Bylaws, with the presence of all the members of the Board of Directors, namely, Mr. Pedro Pullen Parente, Mr. Augusto Marques da Cruz Filho, Mr. Dan Ioschpe, Mrs. Flavia Buarque de Almeida, Mr. Jose Luiz Osorio, Mr. Luiz Fernando Furlan, Mr. Ivandré Montiel da Silva, Mr. Roberto Rodrigues, Mrs. Flavia Maria Bittencourt and Mr. Marcelo Feriozzi Bacci.

3. Presiding Board: President: Mr. Pedro Pullen Parente. Secretary: Mr. Carlos Eduardo de Castro Neves.

4. Agenda: (i) The analysis and approval of the Reference Form for fiscal year 2021 ("FRE 2021"); **(ii)** The analysis and approval of Form 20-F and presentation of KPMG's opinion; and **(iii)** The analysis and approval of the redemption of bonds with maturity in 2022.

5. Resolutions: Once the agenda had been examined, the following matters were discussed, and the following resolution were taken:

5.1. The analysis and approval of FRE 2021: In accordance with the favorable recommendations of the Audit and Integrity Committee and the Fiscal Council, the members of the Board of Directors unanimously approved the filing with the Brazilian Securities and Exchange Commission of the FRE 2021.

5.2. The analysis and approval of Form 20-F and presentation of KPMG's opinion: In accordance with the favorable recommendations of the Audit and Integrity Committee and the Fiscal Council, the members of the Board of Directors unanimously approved the filing of Form 20-F with the Securities and Exchange Commission, as well as the favorable opinion of the independent auditors from KPMG

on the review of Form 20-F, stating that there are no discrepancies between the 20-F and the Company's financial statements.

5.3. The analysis and approval of the redemption of bonds with maturity in 2022: In accordance with the favorable recommendations of the Audit and Integrity Committee and the Finance and Risk Management Committee, the members of the Board of Directors unanimously approved the terms contained in Technical Note 21/2022, with the respective authorization to carry out the total early redemptions, at the sole discretion of the Company's officers, of two bond transactions issued by BRF S.A. with maturity in 2022, with a total outstanding balance of approximately USD 265 million, as well as the formalization of the instruments by the Company's legal representatives.

6. Documents Filed at the Company: The documents related to the agenda that supported the resolutions taken by the members of the Board of Directors or information presented during the meeting were filed at the Company's head office.

7. Closure: There being no other matters to be discussed, the meeting was closed, being the present minutes drawn up by electronic processing, which after having been read and found correct by all those present, were signed.

I certify that the above text is an extract of the minutes which are filed in the Book of the Minutes of the Ordinary and Extraordinary Meetings of the Company´s Board of Directors.

São Paulo, March 24, 2022.

____

Carlos Eduardo de Castro Neves
Secretary